UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
Commission File Number 001-31711
NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2007
[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Full name of registrant:                       Home Solutions of America, Inc.
Former name if applicable:
Address of principal executive office (street and number):                     1500 Dragon Street, Suite B
City, state and zip code:                      Dallas, Texas 75207
PART II — RULES 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).
The registrant could not file the referenced Form 10-K in a timely manner because registrant’s management requires additional time to prepare disclosure in relation to the review of related party transactions and other matters conducted by the Audit Committee. The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.
PART IV — OTHER INFORMATION
     (1)          Name and telephone number of person to contact in regard to this notification:

Jeffrey M. Mattich	(214)	623-8446

Name	Area Code	Telephone Number
     (2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[  ] Yes [x] No
     The Company has not filed its Form 10-Q for the period ended September 30, 2007.
     (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes [x] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Home Solutions of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 21, 2008	By:	/s/ Jeffrey M. Mattich
		Printed Name:	Jeffrey M. Mattich
		Title:	Chief Financial Officer

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